CONFORMED
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of May 2003


                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)


                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X  Form 40-F __
                      --


                  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X
                      -

                  (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82__.)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Industrias Bachoco, S.A. de C.V.
                                                (Registrant)



         Date: May 5, 2003                  By: /s/ CP Daniel Salazar Ferrer
                                                ----------------------------
                                          Name:  CP Daniel Salazar Ferrer
                                          Title: Financial Director